Exhibit 99.2

DoubleDown Interactive Launches Undead World: Hero Survival

SEATTLE, WASHINGTON – September 14, 2021 — DoubleDown Interactive (NASDAQ: DDI), a leading developer of social casino games, is proud to announce the launch of Undead World: Hero Survival, a zombie apocalypse RPG that uses a mixture of idle gameplay and character collecting and upgrading. This launch marks a strategic departure for the company, which has previously focused on the casino genre.

“We’re excited to be expanding DoubleDown’s repertoire, developing mobile games in new genres,” said In Keuk Kim, CEO of DoubleDown. “With idle and RPG gaming, we’ve put together a blend of action-based gameplay with unique and memorable characters. We hope to bring the quality our DoubleDown fans have enjoyed for years to a new audience, and it has been encouraging to see the reception the soft launch of Undead World has received so far.”

In Undead World: Hero Survival, players will collect heroes, level them up, and battle zombies to advance through the main story campaign. Their idle rewards will fill up throughout the day, encouraging players to come back and collect. Players will be able to play with friends and join guilds for more rewards and gameplay benefits. Undead World: Hero Survival offers a variety of game modes, including gauntlet and PvP.

Undead World: Hero Survival is expected to launch worldwide in late September and will be available on iOS and Android devices.

Players can pre-register on Google Play: https://bit.ly/3tvlBna

Players can sign up to be notified via email when the game is available on iOS: https://bit.ly/3ni9adv

For more information, please visit http://undeadworld-herosurvival.com/

Follow the latest activity on Undead World: Hero Survival’s social media pages:

Twitter: https://twitter.com/undeadworld_hs

Facebook: https://www.facebook.com/undeadworldherosurvival

YouTube: https://www.youtube.com/channel/UCAmMhK1HhMhSuBDrVM6_4ZA/featured

About DoubleDown Interactive

DoubleDown Interactive, Co. Ltd. is a leading developer and publisher of digital games on mobile and webbased platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Safe Harbor Statement

Certain statements contained in this press release are “forward-looking statements” about future events and expectations. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historic fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” potential,” “near-term,” long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Company Contact:

Joe Sigrist

ir@doubledown.com +1

(206) 408-7545

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Cody Slach or Jeff Grampp, CFA

Gateway Group

1-949-574-3860

DDI@gatewayir.com